SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

156th Extraordinary General Shareholders' Meeting

STATEMENT TO THE SHAREHOLDERS

ITEM I

Election of a member of the Board of Directors, under Art. 28 of the Company by-Law and of art. 150 of Law 6.404/76.

The following Member will be elected:

José da Costa Carvalho Neto

Rio de Janeiro, February 09th, 2011.

José Antonio Muniz Lopes

CEO

156ª Extraordinary General Shareholders' Meeting

STATEMENT TO THE SHAREHOLDERS

Election of member of the Board of Directors

Dear Shareholders,

The election of a Member of the Board of Directors, in accordance with the Company's by-Laws, will be approved at the Extraordinary General Shareholders' Meeting.

February 09th, 2011.

José Antonio Muniz Lopes

CEO

12. GENERAL SHAREHOLDER MEETING AND ADMINISTRATION

12.6 STATE TO EACH OF THE EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF DIRECTORS AND FISCAL COUNCIL:

BOARD OF DIRECTORS:

Name	Age	Occupation	IRS No.	Position	Date of election	Date of effectiveness	Term of Office	Appointed by the controller
José da Costa Carvalho Neto	64	Electrical Engineer	044.602.786-34	Member	02/25/2011	02/25/2011	Next AGM	Yes

12.7 PROVIDE THE INFORMATION MENTIONED IN SECTION 12.6 REGARDING MEMBERS OF STATUTORY COMMITTEES, AND AUDIT, RISK, FINANCIAL AND REMUNERATION COMMITTEES, EVEN IF SUCH STRUCTURES OR COMMITTEES ARE NOT STATUTORY.

 A – not applicable

12.8 EXECUTIVE OFFICERS, BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS

BOARD OF DIRECTORS

12.8.a

Name: José da Costa Carvalho Neto

Holds a Bachelor Science and a Masters degree from Universidade Federal de Minas Gerais. Mr. Carvalho Neto also has various specialization courses in energy, economic engineering, human resources, finance and marketing and acted as an Executive Officer at Orteng Equipamentos e Sistemas, as a member of the Board of Directors of Logos Engenharia and Enerconsult, CEO of Arcadis Logos Energia, member of the Executive Board and Board of Directors of SPCs related to Cocal Termoelétrica S.A., PIE-RP Termoelétrica S.A., Biogás Energética Ambiental S.A., Tupan Energia Elétrica S.A., Energética Ponte Alta S.A. and Retiro Baixo Energética S.A. projects.  He also acted as a member of the Board of Directors of Tradener Comercializadora de Energia and as Secretary Advisor for Mines and Energy for the State of Minas Gerais in 1987, and CFO and member of the Board of Directors of Cemig from July 1998 to January 1999.  Previously, he worked at Cemig as Chief Distribution Officer from 1991 to 1997 and as Superintendent, Department and Division Manager, Engineer and Trainee from 1966 to 1996.

12.8.b

No occurrences of condemnations

12.9 INFORM THE EXISTENCE OF MARITAL RELATIONSHIP, STABLE UNION OR RELATIONSHIP UP TO THE SECOND DEGREE

a) Executive Officers and Board of Directors b) (i) Executive Officers and Board of Directors and (ii) Subsidiary Executive Officers and Board of Directors, direct or indirect c) (i) Executive Officers and Board of Directors or its subsidiaries, direct or indirect and (ii) Issuer controllers direct or indirect d) (i) Executive Officers and Board of Directors and (ii) Parent Companies direct and indirect.

A- not applicable

12.10 INFORMATION ON RELATIONS OF SUBORDINATION, SERVICES RENDERED OR CONTROL, IN THE LAST 3 YEARS, BETWEEN THE EXECUTIVE OFFICERS AND:

Parent company controlled directly or indirectly b) controller direct or indirect  c) if material, supplier, customer, debtor or creditor, its subsidiary or subsidiaries.

A- not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.